Matthew J. Benson

617.239.0173 fax 617.227.4420 mbenson@eapdlaw.com
March 11, 2008
BY FAX: (202) 772-9217
AND EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attn:	Jim B. Rosenberg Senior Assistant Chief Accountant

Re:	Bentley Pharmaceuticals, Inc. Form 10-K for Fiscal Year Ended December 31, 2006 Filed March 15, 2007 Commission File No. 1-10581
Dear Mr. Rosenberg:
On behalf of Bentley Pharmaceuticals, Inc. and subsidiaries (“Bentley” or the “Company”) we submit this letter in response to the comments from the staff of the Securities and Exchange Commission (the “Staff”) in a letter dated December 7, 2007 relating to the Form 10-K of the Company for its fiscal year ended December 31, 2006 (the “Form 10-K”) and the follow-on verbal comment we received from Sasha Parikh on March 11, 2008. We have set forth below the Staff’s comment, relating to prior comment 3 in the Staff letter dated December 7, 2007, and the Company’s response to the comment. The factual statements and information set forth below are based entirely on information furnished to us by the Company and its representatives, which we have not independently verified. All statements of belief are the belief of the Company.
Form 10-K for the year ended December 31, 2006
Comment: Please expand your proposed disclosure to include a discussion similar to key factors that support your accounting under EITF 00-21 indicated in your response including specifically the fact that you defer the license fees until the customer obtains marketing authorization.

Jim B. Rosenberg
March 11, 2008

Response:
Revised Disclosure:
Bentley proposes to include the revised disclosure in our 2007 financial statements included in our 2007 Form 10-K which we plan to file with the SEC on March 14, 2008.
     The Company enters into licensing and supply agreements with certain customers that provide for the supply of specified products at specified prices. The Company’s two deliverables in these agreements (the license and the product sales) do not meet the criteria for separation under EITF 00-21, Accounting for Revenue Arrangements with Multiple Deliverables, and are therefore accounted for as one unit of account in accordance with EITF 00-21. Specifically, the license agreements contain contractual restrictions whereby the licensees are obligated to purchase the licensed products exclusively from the Company for the entire term of the related supply agreement. Additionally, our licensees are precluded from being able to sell, sub-lease or transfer their rights or from being able to manufacture the product in-house. The Company’s product sales under the agreements are recognized in the same manner as its normal product sales. The license fees, which are due and payable upfront, are refundable to the customer until the customer has received marketing authorization to sell the licensed product. Accordingly, the Company defers the revenue recognition of the license fees until the customer obtains marketing authorization. The Company then recognizes the license fees as revenue on a straight line basis over the term of the related supply agreement. The Company has deferred recognition of approximately $XXX,000 and $4,797,000 of license fees as of December 31, 2007 and 2006, respectively.
In connection with responding to the Staff’s comments, the Company acknowledges that:
(i)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Jim B. Rosenberg
March 11, 2008

We would greatly appreciate the Staff’s expedited review of our response so that we may include the revised disclosure in our 2007 Form 10-K. If you require any additional information concerning the Form 10-K or our response, please call me at (617) 239-0173. Thank you for your attention to this matter.
Very truly yours,
/s/ Matthew J. Benson
Matthew J. Benson

cc:	Richard P. Lindsay (Bentley Pharmaceuticals, Inc.) Nathaniel S. Gardiner, Esq.